SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification about Inquiries CVM/Bovespa

Curitiba, July 7, 2014. Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby provides clarifications on the news article published by Agência Estado – Broadcast, on July 4, 2014, under the title “Copel will not receive R$1 billion if the lower adjustment for distributors is approved”,  requested through Official Letter SAE/GAE 2350-14, sent by BM&FBOVESPA – Securities, Commodities and Futures Exchange on July 4, 2014, which is transcribed below, followed by the Company's letter sent to BM&FBOVESPA with appropriate clarifications.

“Subject: Official Letter SAE/GAE 2350-14 - Copel

SAE/GAE 2350-14

July 4, 2014

Companhia Paranaense de Energia

Investor Relations Officer

Mr. Antonio Sergio de Souza Guetter

Dear Sirs,

We hereby request clarifications by July 7, 2014 on the news article published by Agência Estado – Broadcast on July 4, 2014 under the title “Copel will not receive R$1 billion if the lower adjustment for distributors is approved”, which states that the company will have a cash flow problem that will reduce its profit, as well as other relevant information.

This request falls within the scope of the Cooperation Agreement entered into between the CVM and the BM&FBOVESPA in December 13, 2011, and failure to comply with it may lead to a fine by the CVM’s Corporate Relations Department, pursuant to CVM Instruction 452/07.

Nelson Barroso Ortega

 Corporate Relations Department

BM&FBOVESPA – Securities, Commodities and Futures Exchange

c.c.         The Brazilian Securities and Exchange Commission- CVM

               Mr.  Fernando Soares Vieira – Corporate Relations Supervisor

               Mr.  Waldir de Jesus Nobre - Market and Broker Relations Supervisor”

RE-C/257/2014/DFI

Curitiba, July 07, 2014

Sr. Nelson Barroso Ortega

Corporate Relations DepartmentBM&FBovespa

Praça Antonio Prado, 48 - 2º andar

01013-001  São Paulo - SP

OFÍCIO SAE/GAE 2350-14: INFORMATION ABOUT COPEL

In the Official Letter SAE/GAE 2350-14, from July 04, 2014, you call us information about the news article published by Agência Estado – Broadcast, on July 4, 2014, under the title “Copel will not receive R$1 billion if the lower adjustment for distributors is approved”.

We hereby clarify that according to the interview given by Mr. Vlademir Daleffe, CEO of Copel Distribuição, a wholly-owned subsidiary of COPEL, the revenue difference is based on public information available on the website of the Brazilian Electricity Regulatory Agency – Aneel.

Technical Note 193/2014 and Resolution 1,740/2014 are publicly available on Aneel’s website (www.aneel.gov.br/biblioteca) since June 25. These documents contain all the information related to Copel Distribuição’s tariff calculation, including the Company’s revenue after the average increase of 39.71%, from which it is possible to estimate the revenue difference with the application of a lower increase and the deferral of the remaining percentage.

We will be pleased to answer any additional questions you may have.

MARCOS DOMAKOSKI

Interim Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 8, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.